Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	As of December 31,
	(Dollars in Thousands)

	1996	1997	1998	1999	2000	2001	2002

Income before taxes	$6,967	$2,286	$10,386	$16,738	$9,971	$7,471	$3,218
Fixed charges	$5,761	$7,755	$15,245	$19,386	$21,608	$17,143	$17,245

Earnings	$12,728	$10,041	$25,631	$36,124	$31,579	$24,614	$20,463

Fixed charges:
Gross interest	$5,540	$7,262	$14,637	$18,287	$20,353	$15,741	$15,790
Rent expenses	$663	$1,478	$1,823	$3,297	$3,764	$4,206	$4,366
One-third of rent expense	$221	$493	$608	$1,099	$1,255	$1,402	$1,455

Total	$5,761	$7,755	$15,245	$19,386	$21,608	$17,143	$17,245

Ratio of earnings to fixed charges	2.21	1.29	1.68	1.86	1.46	1.44	1.19

As of June
30,
2003
(Dollars in
Thousands)
Income before taxes	$2,827
Fixed charges	$7,850

Earnings	$10,677

Fixed charges:
Gross interest	$7,149
Rent expenses	$2,104
One-third of rent expense	$701

Total	$7,850

Ratio of earnings to fixed charges	1.36